Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

Our historical ratios of earnings to fixed charges for the periods indicated are set forth below.

The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) total fixed charges.

For purposes of computing these ratios (i) earnings consist of income before income taxes plus fixed charges, (ii) fixed charges, excluding interest on deposits, include interest expense (other than on deposits), preferred stock dividends and the estimated portion of rental expense attributable to interest, and (iii) fixed charges, including interest on deposits, include all interest expense, preferred stock dividends and the estimated portion of rental expense attributable to interest.

	Three Months	Years Ended December 31,
(Dollars In thousands)	Ended March 31, 2016	2015	2014	2013	2012	2011
Fixed Charges
Interest expense, excluding deposits	$866	$2,285	$634	$532	$825	$847
Estimate of interest in rental expense	5	13	9	11	17	22
Preferred stock dividends (1)	-	192	162	158	203	299
Total Fixed Charges	$871	$2,490	$805	$701	$1,045	$1,168
Earnings
Income before provision for taxes	$4,344	$13,871	$6,737	$7,345	$1,871	$3,201
Add: fixed charges	871	2,490	805	701	1,045	1,168
Total earnings	$5,215	$16,361	$7,542	$8,046	$2,916	$4,369
Ratio of earnings to fixed charges, excluding interest on deposits	5.99	6.57	9.37	11.48	2.79	3.74

(1) Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

	Three Months	Years Ended December 31,
(Dollars In thousands)	Ended March 31, 2016	2015	2014	2013	2012	2011
Fixed Charges
Interest expense, including deposits	$2,606	$7,966	$3,929	$2,765	$3,192	$2,870
Estimate of interest in rental expense	5	13	9	11	17	22
Preferred stock dividends (1)	-	192	162	158	203	299
Total Fixed Charges	$2,611	$8,171	$4,100	$2,934	$3,412	$3,191
Earnings
Income before provision for taxes	$4,344	$13,871	$6,737	$7,345	$1,871	$3,201
Add: fixed charges	2,611	8,171	4,100	2,934	3,412	3,191
Total earnings	$6,955	$22,042	$10,837	$10,279	$5,283	$6,392
Ratio of earnings to fixed charges, including interest on deposits	2.66	2.70	2.64	3.50	1.55	2.00

(1) Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.